SHADOW MARKETING INC.
                          1823 W. 7th Avenue, Suite 210
                           Vancouver, British Columbia
                                 Canada V6J 5K5
                            Telephone: (604) 805-6340
                                Fax:(250)868-2396

VIA FAX:  202-772-9204

February 28, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-3561

Attention:  Goldie B. Walker

Dear Sirs:

Re:      Acceleration of Effective Date of Form SB-2

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form SB-2, as amended, such that it be deemed effective on Friday, March 3, 2006 at 2:00pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3. we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Yours truly,

SHADOW MARKETING INC.

PER:  /s/ Chris Paterson

CHRIS PATERSON
Director